J.P. Morgan Prime Inc.

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2016

J.P. Morgan Prime Inc.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Table of Contents
December 31, 2016



pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of
J.P. Morgan Prime Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Prime Inc. (the "Company") as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Prime Inc.

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2016

(in thousands, except share data)

Assets		
Cash	$	163,975
Securities borrowed		11,228,099
Securities received as collateral, at fair value		8,649,134
Receivables from brokers, dealers, clearing organizations and others		17,413
Other assets		130
Total assets	**$**	**20,058,751**
Liabilities		
Securities loaned	$	11,228,099
Obligation to return securities received as collateral, at fair value		8,649,134
Other liabilities and accrued expenses		7,357
Total liabilities		**19,884,590**
Contingencies (see Note 7)		
Stockholder's equity		
Common stock, $1 par value; authorized and issued 1,000 shares		1
Additional paid-in capital		149,999
Retained earnings		24,161
Total stockholder's equity		**174,161**
Total liabilities and stockholder's equity	**$**	**20,058,751**

The accompanying notes are an integral part of this Statement of Financial Condition.

Notes to Statement of Financial Condition
December 31, 2016

1. **Organization**

   J.P. Morgan Prime Inc. (the "Company"), is a wholly-owned subsidiary of J.P. Morgan Securities LLC ("JPMorgan Securities"), which is an indirect wholly-owned subsidiary of JPMorgan Chase, a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company was incorporated on October 2, 2015 and capitalized on April 29, 2016. The Company was registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") on June 21, 2016 and is also a member of the Securities Investor Protection Corporation ("SIPC").

   Nature of business

   The Company enters into securities financing agreements to facilitate JPMorgan Securities' customers' prime brokerage transactions.

   Parent Company guarantee of certain obligations

   Certain obligations arising out of transactions entered into by the Company are guaranteed by JPMorgan Securities.

2. **Significant accounting policies**

   The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

   (a) Accounting and reporting developments

   Financial Accounting Standards Board ("FASB") Standards issued but not yet adopted

Standard	Summary of guidance	Effects on Statement of Financial Condition
Revenue recognition – revenue from contracts with customers *Issued May 2014*	• Requires that revenue from contracts with customers be recognized upon transfer of control of a good or service in the amount of consideration expected to be received. • Changes the accounting for certain contract costs, including whether they may be offset against revenue in the Statement of Income, and requires additional disclosures about revenue and contract costs. • May be adopted using a full retrospective approach or a modified, cumulative effect approach wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date.	• Required effective date: January 1, 2018.[a] • Because the guidance does not apply to revenue associated with financial instruments that are accounted for under other U.S. GAAP, the Company does not expect the new revenue recognition guidance to have a material impact on the Statement of Financial Condition.

   (a) Early adoption is permitted.

   (b) Basis of presentation

   Use of estimates in the preparation of the Statement of Financial Condition

   The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates. In the opinion of management, all normal, recurring adjustments have been included for a fair statement of the Statement of Financial Condition.

   (c) Securities financing agreements

   Securities borrowed and securities loaned are treated as collateralized securities financing agreements and are recorded at the amount of cash collateral advanced or received. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral on the Statement of Financial Condition. See Note 4 for further information.

   (d) Income taxes

   The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded on the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to

J.P. Morgan Prime Inc.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2016

be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed on the Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

For further discussion of income taxes, see Note 5.

3. Fair value measurement of financial instruments

The Company carries a portion of its assets and liabilities at fair value. These assets and liabilities are carried at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Statement of Financial Condition).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, as described below.

While the Company believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management judgment and may vary across the Company.

The Company uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Company could result in a different estimate of fair value at the reporting date.

Valuation process

Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Statement of Financial Condition at fair value. JPMorgan Chase's Valuation Control Group ("VCG"), which is part of JPMorgan Chase's Finance function and independent of the risk-taking functions, is responsible for verifying these estimates and determining any fair value adjustments that may be required to ensure that the Company's positions are recorded at fair value. In addition, JPMorgan Chase's Firmwide Valuation Governance Forum ("VGF") is composed of senior finance and risk executives and is responsible for overseeing the management of risks arising from valuation activities conducted across JPMorgan Chase. The VGF is chaired by the JPMorgan Chase firmwide head of the VCG (under the direction of JPMorgan Chase's Controller), and includes sub-forums covering its lines of business and the Company.

Price verification process

The VCG verifies fair value estimates provided by the risk-taking functions by leveraging independently derived prices, valuation inputs and other market data, where available. Where independent prices or inputs are not available, additional review is performed by the VCG to ensure the reasonableness of estimates.

The VCG determines any valuation adjustments that may be required to the estimates provided by the risk-taking functions. No adjustments are applied for instruments classified within level 1 of the fair value hierarchy (see below for further information on the fair value hierarchy). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect liquidity considerations, unobservable parameters and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across JPMorgan Chase.

Notes to Statement of Financial Condition
December 31, 2016

Valuation hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies generally used by the Company to measure its more significant products/instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Financial instruments	Quoted market prices for securities are used where available.	Level 1
	In the absence of quoted market prices, financial instruments are valued based on:	Level 2 or 3
	• Observable market prices for similar securities	
	• Relevant broker quotes	
	• Discounted cash flows	

The following table presents the assets and liabilities measured at fair value as of December 31, 2016, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy			
(in thousands)	Level 1	Level 2	Level 3	Total fair value
Securities received as collateral	$ 8,649,134	$ –	$ –	$ 8,649,134
Total assets at fair value	**$ 8,649,134**	**$ –**	**$ –**	**$ 8,649,134**
Obligation to return securities received as collateral	$ 8,649,134	$ –	$ –	$ 8,649,134
Total liabilities at fair value	**$ 8,649,134**	**$ –**	**$ –**	**$ 8,649,134**

Transfers between levels for instruments carried at fair value on a recurring basis

For the year ended December 31, 2016, there were no significant transfers between levels 1, 2 and 3.

Additional disclosures about the fair value of financial instruments that are not carried at fair value on the Statement of Financial Condition

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities borrowed with short-dated maturities, short-term receivables, securities loaned with short-dated maturities, and other liabilities and accrued expenses.

The following table presents by fair value hierarchy classification the carrying values and estimated fair values as of December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy.

J.P. Morgan Prime Inc.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2016

(in thousands)	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash	$ 163,975	$ 163,975	$ −	$ −	$ 163,975
Securities borrowed	11,228,099	−	11,228,099	−	11,228,099
Receivables from brokers, dealers, clearing organizations and others	17,413	−	17,413	−	17,413
Financial liabilities					
Securities loaned	$ 11,228,099	$ −	$ 11,228,099	$ −	$ 11,228,099
Other liabilities and accrued expenses	7,357	−	7,357	−	7,357

4. **Securities financing activities**

   The Company enters into securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") primarily to accommodate the financing needs of JPMorgan Securities' prime brokerage customers.

   Securities borrowed and securities loaned are generally carried at the amount of cash collateral advanced or received. In accordance with U.S. GAAP, certain securities are borrowed against securities collateral and the borrower is not required to record the transactions on its Statement of Financial Condition. In addition, certain securities are loaned against securities collateral and the lender is required to record the securities received and related obligation to return securities received as collateral on its Statement of Financial Condition.

   Securities financing agreements expose the Company to credit and liquidity risk. To manage these risks, the Company monitors the value of the underlying securities that it has received from or provided to its counterparties compared to the value of cash principal advanced and exchanged collateral, and either requests additional collateral or returns securities or collateral when appropriate. Margin levels are initially established based upon the counterparty, the type of underlying securities, and the permissible collateral, and are monitored on an ongoing basis.

   In securities borrowed transactions, the Company is exposed to credit risk to the extent that the value of the securities received is less than initial cash principal advanced and any collateral amounts exchanged. In securities loaned transactions, credit risk exposure arises to the extent that the value of underlying securities exceeds the value of the initial cash principal advanced and any collateral amounts exchanged. It is also the Company's policy to take possession, where possible, of the securities underlying securities borrowed transactions.

   Additionally, the Company uses master netting agreements to mitigate counterparty credit risk in securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon exercise of securities loaned default rights (i) all securities loaned transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

   Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

   The following table summarizes the gross and net amounts of the Company's securities financing agreements as of December 31, 2016. When the Company has obtained an appropriate legal opinion with respect to the master netting agreement with a counterparty and where other relevant netting criteria under U.S. GAAP are met, the Company nets, on the Statement of Financial Condition, the balances outstanding under its securities financing agreements with the same counterparty. In addition, the Company exchanges securities and/or cash collateral with its counterparties; this collateral also reduces, in the Company's view, the economic exposure with the counterparty. Such collateral, along with securities financing balances that do not meet relevant netting criteria under U.S. GAAP, is presented as "Amounts not nettable on the

Notes to Statement of Financial Condition
December 31, 2016

Statement of Financial Condition," and reduces the "Net amounts" presented in the following table, if the Company has an appropriate legal opinion with respect to the master netting agreement with the counterparty. Where a legal opinion has not been either sought or obtained, the securities financing balances are presented gross in the "Net amounts" in the following table, and related collateral does not reduce the amounts presented.

(in thousands)	Gross amounts	Amounts netted on the Statement of Financial Condition[b]	Amounts presented on the Statement of Financial Condition	Amounts not nettable on the Statement of Financial Condition[c]	Net amounts[d]
Assets					
Securities borrowed	$ 11,228,099	$ –	$ 11,228,099	$ (11,217,819)	$ 10,280
Liabilities					
Securities loaned and other[a]	$ 19,877,233	$ –	$ 19,877,233	$ (19,788,801)	$ 88,432

(a) Included securities-for-securities lending transactions of $8.6 billion when the Company is acting as lender. This amount is reported in obligation to return securities received as collateral on the Statement of Financial Condition.
(b) As of December 31, 2016, the Company did not meet the netting criteria under U.S. GAAP to net any securities borrowed and securities loaned and other transactions.
(c) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with that counterparty.
(d) Includes securities financing agreements that provide collateral rights, but where an appropriate legal opinion with respect to the master netting agreement has not been either sought or obtained. At December 31, 2016, included $72 million of securities loaned and other.

The following tables present as of December 31, 2016 the types of financial assets pledged in securities financing agreements and the remaining contractual maturity of the securities financing agreements.

	Gross liability balance
(in thousands)	Securities loaned and other[a]
Equity securities	$ 19,877,233
Total	**$ 19,877,233**

	Remaining contractual maturity of the agreements				
(in thousands)	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Total securities loaned and other[a]	$ 19,877,233	$ –	$ –	$ –	$ 19,877,233

(a) Included securities-for-securities lending transactions of $8.6 billion when the Company is acting as lender. This amount is reported in obligation to return securities received as collateral on the Statement of Financial Condition.

5. Income taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2016, the Company had a net deferred tax asset of $130 thousand. As of December 31, 2016, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2016, the Company had a current income tax payable to JPMorgan Chase of $7 million included on the Statement of Financial Condition.

The Company had no unrecognized tax benefits for the year ended December 31, 2016.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service and by many state and local jurisdictions throughout the U.S. As of December 31, 2016, there are no ongoing audits of JPMorgan Chase that would include the Company.

6. Related parties

The Company has transactions with JPMorgan Chase and its subsidiaries, including entering into securities financing agreements with JPMorgan Securities. Through servicing agreements, the Company also receives operational support and technology services from JPMorgan Chase and its subsidiaries. Balances with related parties as of December 31, 2016, are listed in the following table.

J.P. Morgan Prime Inc.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Statement of Financial Condition
December 31, 2016

(in thousands)		
Assets		
Cash	$	1,496
Securities borrowed		11,228,099
Receivables from brokers, dealers, clearing organizations and others		17,413
Liabilities		
Securities loaned	$	8,603,659

7. Collateral and contingencies

Collateral

At December 31, 2016, the Company had accepted financial assets as collateral that it could sell or repledge, deliver or otherwise use with a fair value of approximately $19.9 billion. This collateral was obtained under securities borrowing agreements. Of the collateral received, approximately $19.9 billion was repledged, delivered or otherwise used, generally as securities lending agreements.

Litigation

In the ordinary course of business the Company may be subject to routine legal proceedings in connection with its prime brokerage business. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Management evaluates the Company's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on management's best judgment after consultation with counsel.

While the outcome of litigation is inherently uncertain, management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2016, that there is no pending or threatened litigation or administrative proceedings affecting the Company that would require the establishment of a litigation reserve. There is no assurance that the Company will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

8. Net capital and other regulatory requirements

The Company is a registered broker-dealer and, accordingly, is subject to SEC Rule 15c3-1. Under this rule, the Company is required to maintain minimum net capital, as defined by the SEC and Financial Industry Regulatory Authority ("FINRA"), of not less than the greater of: 2% of aggregate debit items arising from customer transactions, or $250,000.

At December 31, 2016, the Company's net capital of approximately $155 million exceeded the minimum regulatory net capital requirement by approximately $155 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of this rule.

9. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 28, 2017 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized on the Company's Statement of Financial Condition as of December 31, 2016.